SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 4 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Mayor's Jewelers, Inc.
                             ----------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    578462103
                                    ---------
                                 (CUSIP Number)


                              Sabine Bruckert, Esq.
                       Vice President and General Counsel
                             Henry Birks & Sons Inc.
                              1240 Square Phillips
                        Montreal, Quebec, Canada, H3B 3H4
                            Telephone: (514) 397-2511
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 15, 2004
                                  -------------
             (Date of Event which Requires Filing of this Statement)

  |_| The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
                           (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 578462103                                           Page 2 of 12 Pages
--------------------------------------------------------------------------------
(1)        Name of Reporting Person            HENRY BIRKS & SONS INC.
--------------------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group          (a)  |_|
                                                                     (b)  |X|
--------------------------------------------------------------------------------
(3)        SEC Use Only
--------------------------------------------------------------------------------
(4)        Source of Funds              AF, OO
--------------------------------------------------------------------------------
(5)        Check box if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(d) or 2(e).  |_|
--------------------------------------------------------------------------------
(6)        Citizenship or Place of Organization    CANADA
--------------------------------------------------------------------------------
                                          (7)   Sole Voting Power
                Number of                       --
           Shares Beneficially
                  Owned
                 By Each
                Reporting
               Person With
--------------------------------------------------------------------------------
                                          (8)    Shared Voting Power 65,769,664

--------------------------------------------------------------------------------
                                          (9)    Sole Dispositive Power  --
--------------------------------------------------------------------------------
                                          (10)   Shared Dispositive Power
                                                 65,769,664
--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially Owned by Each Reporting Person
           65,769,664
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                |_|
--------------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount in Row (11)
           75.5%
--------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 578462103                                           Page 3 of 12 Pages
--------------------------------------------------------------------------------
(1)        Name of Reporting Person           HENRY BIRKS & SONS HOLDINGS INC.
--------------------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group          (a)  |_|
                                                                     (b)  |X|
--------------------------------------------------------------------------------
(3)        SEC Use Only
--------------------------------------------------------------------------------
(4)        Source of Funds              AF, OO
--------------------------------------------------------------------------------
(5)        Check box if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(d) or 2(e).  |_|
--------------------------------------------------------------------------------
(6)        Citizenship or Place of Organization    CANADA
--------------------------------------------------------------------------------
                                          (7)   Sole Voting Power
                Number of                       --
           Shares Beneficially
                  Owned
                 By Each
                Reporting
               Person With
--------------------------------------------------------------------------------
                                          (8)    Shared Voting Power 65,769,664

--------------------------------------------------------------------------------
                                          (9)    Sole Dispositive Power  --
--------------------------------------------------------------------------------
                                          (10)   Shared Dispositive Power
                                                 65,769,664
--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially Owned by Each Reporting Person
           65,769,664
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                |_|
--------------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount in Row (11)
           75.5%
--------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)    HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 578462103                                           Page 4 of 12 Pages
--------------------------------------------------------------------------------
(1)        Name of Reporting Person           REGALUXE INVESTMENTS Sarl
--------------------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group          (a)  |_|
                                                                     (b)  |X|
--------------------------------------------------------------------------------
(3)        SEC Use Only
--------------------------------------------------------------------------------
(4)        Source of Funds              OO
--------------------------------------------------------------------------------
(5)        Check box if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(d) or 2(e).  |_|
--------------------------------------------------------------------------------
(6)        Citizenship or Place of Organization    LUXEMBOURG
--------------------------------------------------------------------------------
                                          (7)   Sole Voting Power
                Number of                       --
           Shares Beneficially
                  Owned
                 By Each
                Reporting
               Person With
--------------------------------------------------------------------------------
                                          (8)    Shared Voting Power 65,769,664

--------------------------------------------------------------------------------
                                          (9)    Sole Dispositive Power  --
--------------------------------------------------------------------------------
                                          (10)   Shared Dispositive Power
                                                 65,769,664
--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially Owned by Each Reporting Person
           65,769,664
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                |_|
--------------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount in Row (11)
           75.5%
--------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 578462103                                           Page 5 of 12 Pages
--------------------------------------------------------------------------------
(1)        Name of Reporting Person
           Dr. Lorenzo Rossi de Montelera
--------------------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group          (a)  |_|
                                                                     (b)  |X|
--------------------------------------------------------------------------------
(3)        SEC Use Only
--------------------------------------------------------------------------------
(4)        Source of Funds              AF - OO
--------------------------------------------------------------------------------
(5)        Check box if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(d) or 2(e).  |_|
--------------------------------------------------------------------------------
(6)        Citizenship or Place of Organization    ITALIAN
--------------------------------------------------------------------------------
                                          (7)   Sole Voting Power
                Number of                       --
           Shares Beneficially
                  Owned
                 By Each
                Reporting
               Person With
--------------------------------------------------------------------------------
                                          (8)    Shared Voting Power 65,769,664

--------------------------------------------------------------------------------
                                          (9)    Sole Dispositive Power  --
--------------------------------------------------------------------------------
                                          (10)   Shared Dispositive Power
                                                 65,769,664
--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially Owned by Each Reporting Person
           65,769,664
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                |_|
--------------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount in Row (11)
           75.5%
--------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

               This Amendment No. 4 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 9, 2002, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on February 25, 2003, as amended by Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on November 28, 2004, as amended by Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on April 28, 2004 (the "Schedule 13D") by Henry Birks & Sons Inc. ("Birks"), Henry Birks & Sons Holdings Inc. ("Holdings"), Regaluxe Investment Sarl ("Regaluxe") and Dr. Lorenzo Rossi di Montelera with respect to the common stock, $0.0001 par value (the "Shares") of Mayor's Jewelers, Inc., a Delaware corporation ("Mayor's"). This Amendment No. 4 relates to Birks' sale of 750,000 Shares by means of a private placement.

               The following amendments to items 5 and 7 of the Schedule 13 D are hereby made.

Item 5.        Interest in Securities of the Issuer

               (a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. Of the 65,769,664 Shares beneficially owned by the Reporting Persons, 50,166,667 Shares are issuable upon conversion of Series A-1 Convertible Preferred Stock of Mayor's and 15,602,997 of Shares.

               (b) The numbers of Securities as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

               (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, or C, as the case may be, beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

               (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons.

               (e) Not applicable.

Item 7.        Material to be filed as Exhibits

               Exhibit 1 Joint Filing Agreement dated as of July 8, 2004 among Birks, Holdings, Regaluxe and Dr. Rossi.

                                    SIGNATURE

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2004                       HENRY BIRKS & SONS INC.

                                          By:           /s/ Sabine Bruckert
                                               ---------------------------------
                                               Name:    Sabine Bruckert
                                               Title:   General Counsel and
                                                        Corporate Secretary

                                    SIGNATURE

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2004                       HENRY BIRKS & SONS HOLDINGS INC.


                                          By:           /s/ Gerald Berclaz
                                               ---------------------------------
                                               Name:    Gerald Berclaz
                                               Title:   Corporate Secretary

                                    SIGNATURE

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2004                       REGALUXE INVESTMENT Sarl


                                          By:           /s/ Filippo Recami
                                               ---------------------------------
                                               Name:    Filippo Recami
                                               Title:   Chief Executive Officer

                                    SIGNATURE

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2004                       DR. LORENZO ROSSI DI MONTELERA


                                          By:  /s/  Lorenzo Rossi di Montelera
                                               ---------------------------------
                                                    Lorenzo Rossi di Montelera

                                   Annex Index
                                   -----------

    Annex                  Description
    -----                  -----------
    A                      Directors and Executive Officers of Henry Birks &
                           Sons Inc.

    B                      Directors and Executive Officers of Henry Birks &
                           Sons Holdings Inc.

    C                      Directors and Executive Officers of Regaluxe
                           Investment Sarl

                                                                         ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF


                             HENRY BIRKS & SONS INC.

               The following table sets forth certain information with respect to the directors and executive officers of Henry Birks & Sons Inc.


                                                   Present Principal Occupation or Employment
                                                   and the Name, Principal Business and Address
                                                   of any Corporation or other Organization in
                                                   which such employment is conducted
Name                                                                                               Citizenship

Dr. Lorenzo Rossi di Montelera                     Businessman                                     Italian
                                                   Regaluxe Investment Sarl
                                                   26, rue Louvigny
                                                   L-1946 Luxembourg

Thomas A. Andruskevich                             President and Chief Executive Officer,          American
                                                   Henry Birks & Sons Inc.,
                                                   1240 Square Phillips, Montreal,
                                                   Quebec, Canada, H3B 3H4

Shirley A. Dawe                                    Consultant, President                           Canadian
                                                   Shirley Dawe Associates Inc.
                                                   119 Crescent Road, Toronto
                                                   Ontario, Canada,  M4W 1T8

Rosamond Ivey                                      Consultant                                      Canadian
                                                   JRS Groups
                                                   30 St. Clair Street West, Suite 1200
                                                   Toronto, Ontario,  M4V 3A1

Margherita Oberti                                  Professor, Corpus Christi College               Canadian
                                                   5935 Iona Drive,
                                                   Vancouver, B.C., V6T 1J7, Canada

Peter O'Brien                                      Lawyer, Stikeman Elliott LLP                    Canadian
                                                   1155, Blvd. Rene-Levesque W.
                                                   Montreal, Quebec  H3B 3V2
                                                   Canada

                                                   Present Principal Occupation or Employment
                                                   and the Name, Principal Business and Address
                                                   of any Corporation or other Organization in
                                                   which such employment is conducted
Name                                                                                               Citizenship
Filippo Recami                                     Chief Executive Officer and Managing Director   Italian
                                                   Regaluxe Investment Sarl
                                                   26, rue Louvigny
                                                   L-1946 Luxembourg

                                                                         ANNEX B

                       DIRECTORS AND EXECUTIVE OFFICERS OF

                        HENRY BIRKS & SONS HOLDINGS INC.

               The following table sets forth certain information with respect to the directors and executive officers of Henry Birks & Sons Holdings Inc.


                                                   Present Principal Occupation or Employment      Citizenship
Name                                               and the Name, Principal Business and Address
                                                   of any Corporation or other Organization in
                                                   which such employment is conducted
Dr. Lorenzo Rossi di Montelera                     Businessman                                     Italian
                                                   Regaluxe Investment Sarl.
                                                   26, rue Louvigny
                                                   L-1946 Luxembourg

Mr. Gerald Berclaz                                 Businessman                                     Swiss
                                                   14, rue Toepffer
                                                   CH-1206
                                                   Geneva, Switzerland

Mrs. Margherita Oberti                             Professor,                                      Canadian
                                                   Corpus Christi College
                                                   5935 Iona Drive,
                                                   Vancouver, B.C., V6T 1J7
                                                   Canada

ANNEX C

                       DIRECTORS AND EXECUTIVE OFFICERS OF


                            REGALUXE INVESTMENT Sarl

The following table sets forth certain information with respect to the directors and executive officers of Regaluxe Investments Sarl

                                                   Present Principal Occupation or Employment
                                                   and the Name, Principal Business and Address
                                                   of any Corporation or other Organization in
                                                   which such employment is conducted
Name                                                                                               Citizenship

Davide Barberis-Canonico                           Businessman                                     Italian
                                                   Manifatture di Ponzone
                                                   Via Provinciale 319
                                                   Ponzone (Biella) I-13835 Italia

Gerald Berclaz                                     Director                                        Swiss
                                                   Gestofi S.A.
                                                   14, rue Toepffer
                                                   CH-1206, Geneva, Switzerland

Filippo Recami                                     Chief Executive Officer and Managing Director   Italian
                                                   Regaluxe Investment Sarl
                                                   26, rue Louvigny
                                                   L-1946 Luxembourg

Lorenzo Rossi di Montelera                         Businessman                                     Italian
                                                   Regaluxe Investment Sarl
                                                   26, rue Louvigny
                                                   L-1946 Luxembourg

Carlo Schlesser                                    President                                       Luxembourg
                                                   Partner SGG Arthur Andersen
                                                   23 avenue Monterey
                                                   1086 Luxembourg

Jean-Paul Reiland                                  Manager                                         Luxembourg
                                                   SGG Arthur Andersen
                                                   23 avenue Monterey,
                                                   1086 Luxembourg

                                  Exhibit Index

       Exhibit No.            Description
       -----------            -----------

       Exhibit 1 Joint Filing Agreement dated as of July 8, 2004 among Birks, Holdings, Regaluxe and Dr. Rossi.